WEGENER CORPORATION
11350 Technology Circle
Johns Creek, GA 30097-1502

C. Troy Woodbury, Jr.
Phone: (770) 623-0096
Fax: (770) 623-9648
t.woodbury@wegener.com

December 17, 2009

Ms. Jessica Plowgian, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Wegener Corporation Preliminary Proxy Statement on Schedule 14A Filed December 14, 2009 File No. 0-11003

Dear Ms. Plowgian:

This letter is Wegener Corporation’s (the “Company”) reply to your correspondence dated December 16, 2009 and addresses the comments regarding the Company’s Preliminary Proxy Statement on Schedule 14A.

We have reviewed your comments concerning the potential proposed reverse stock split and the possibility that such action could trigger a going private transaction under Rule 13e-3.  After reviewing Rule 13e-3 and our list of shareholders, we do not believe that Rule 13-e would be implicated here.

Rule 13e-3(a)(3)(ii) provides that a transaction may be subject to Rule 13e-3 if it has the effect of causing any class of equity securities of an issuer subject to section 12(g) of the Securities Exchange Act of 1934 to become eligible for termination of registration under Rule 12(g)(4).  Rule 12(g)(4) calls for termination of an issuer’s securities under section 12(g) if the securities of the issuer are held by fewer than 300 shareholders.  This would not occur here.  Based upon our calculations, if the Company were to implement a 1 for 20 reverse stock split, the Company would still have substantially more than 300 shareholders.

As you note, the Company’s November 25, 2009 annual report on Form 10-K indicated that there were three hundred thirty six (336) shareholders of record.  That number reflected the number of registered shareholders who held the Company’s common stock in their own name (the “Registered Shareholders”), but did not include the number of shareholders whose shares were held in a securities account (the “Beneficial Shareholders”).  In actuality, there were a total of two thousand two hundred and thirty-one (2,231) shareholders, including those whose shares were held in securities accounts, as of December 11, 2009. (Please see the attached stock analysis documents provided by Broadridge Financial Solutions, Inc.). That number is comprised of the three hundred and thirty-six (336) Registered Shareholders who held shares in their own names, and one thousand eight hundred and ninety-five (1,895) Beneficial Shareholders, whose shares were held in securities accounts.

Based upon our review of the shareholder list, we have determined that a total of one hundred twenty two (122) of the Company’s shareholders (46 of the beneficial holders whose shares are held in investment accounts and 76 of the registered shareholders) hold fewer than twenty (20) shares of the Company’s stock and would therefore receive a fractional share upon the one for twenty (1 for 20) reverse stock split.  In total, only one hundred twenty two (122) of the two thousand two hundred and thirty-one (2,231) shareholders would not be issued shares after the reverse stock split, leaving two thousand one hundred and nine (2,109) shareholders remaining.  This is well over the three hundred shareholder threshold required under Rule 12(g)(4).  The attached stock analysis documents reflect these computations.

In order to clarify this matter, we propose to amend the Preliminary Proxy Statement regarding the number of Company shareholders at page 16, as follows:

“Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, Wegener’s Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.  In addition, the transaction will not result in our common stock becoming eligible for termination of registration under the Exchange Act.  This conclusion is based on (a) the fact that the number of record holders of our common stock as of December 11, 2009, was 2,231, of which, approximately 122 individual shareholders held less than 20 shares,  (b) the assumption that our stockholders will approve the charter amendment authorizing a reverse stock split, (c) the assumption that our Board decides to implement a 1 for 20 reverse stock split, the maximum exchange ratio allowed under the charter amendment, and (d) the number of record holders remaining after giving effect to the maximum reverse stock split allowed under the charter amendment by our stockholders being approximately 2,109.   Thus, because a reverse stock split based on the maximum exchange ratio will not reduce our total number of record holders below 300, our common stock will not be eligible for termination of registration under the Exchange Act, and we will continue to comply with our public reporting obligations under the Exchange Act and be considered a “public” company.

In addition, as requested in your letter, the Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have additional questions or require clarification on any point please do not hesitate to contact me at either the address or number listed above. Should you desire to fax your response to this letter, please use the following fax number: 770-623-9648.

Thank you for you continued guidance and assistance with this Preliminary Proxy Statement.

My best regards,

/s/ C. Troy Woodbury, Jr.

C. Troy Woodbury, Jr.
President and Chief Executive Officer
Wegener Corporation

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CUSIP 948585 - WEGENER CORPORATION

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JOB LISTING | JOB SUMMARY | MATERIAL ORDER QUANTITY | SHARE RANGE ANALYSIS |

Job Number: P88037 Job Type: Annual Meeting Record Date: 12/11/2009

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The Order Quantity below represents the number of sets of material required to fully complete the distribution requested. Other information provided are the total shareholder positions received and suppressions to the mailing (consolidations are currently reported in the householding number). The quantities are as of the record date noted below. Also presented are shares and positions for each broker/bank nominee responding to the record date request. Please deliver excess material to account for spoilage in the mailing process. Our spoilage recommendations are listed below. In addition, **please indicate the job number, that is listed to the right, in the attention line of the shipping address.** To avoid confusion, material for different jobs should be packaged separately.

Last Updated on : Dec 16 2009 7:19PM

ALERT! U.S. Postal Update

Stock Class : ALL

RECORD DATE INFORMATION

RECORD DATE	TOTAL POSITIONS PROCESSED	ORDER QUANTITY	RECOMMENDED ORDER QUANTITY
12/11/2009	1,895	240*	264*

* = NET EMAIL CONSENTS

RECOMMENDED ORDER QUANTITY SUMMARY

QUANTITY NEEDED	SPOILAGE AMOUNT	QUANTITY PLUS SPOILAGE
240	24	264

EXCESS MATERIAL RECOMMENDATION FOR SPOILAGE

NUMBER OF ITEMS IN MAILING	SPOILAGE RATE	NUMBER OF ITEMS IN MAILING	SPOILAGE RATE
0 - 2,000	10%	50,001 - 100,000	3%
2,001 - 5,000	7%	100,001 - 1,000,000	2%
5,001 - 15,000	5%	1,000,001 - ABOVE	1.5%
15,001 - 50,000	4%		

NOMINEE INFORMATION WEGENER CORPORATION

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Home Job Information Information Tools Updates & Requests Special Services Reports

JOB LISTING | JOB SUMMARY | MATERIAL ORDER QUANTITY | **SHARE RANGE ANALYSIS** |

Job Number: P88037 **Job Type:** Annual Meeting **Record Date:** 12/11/2009

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Share Range Analysis by Stock Class provides a distribution of accounts into predefined ranges based on share amount. The number of accounts and the sum of the shares held in those accounts within each range is presented in the table below.

Last Updated on : Dec 16 2009 11:52PM
Stock Class : WEGENER CORPORATION - 104

BENEFICIAL SHARE RANGE ANALYSIS

SHARE RANGE	TOTAL SHARES IN RANGE	TOTAL POSITIONS IN RANGE	CUMULATIVE	PERCENTAGE
1-24	525.000	46	525.000	0.0047%
25-49	886.000	26	1,411.000	0.0079%
50-74	2,404.000	45	3,815.000	0.0215%
75-99	1,315.000	16	5,130.000	0.0118%
100-249	45,594.000	314	50,724.000	0.4079%
250-499	53,416.000	157	104,140.000	0.4779%
500-749	105,730.000	196	209,870.000	0.9459%
750-999	43,954.000	53	253,824.000	0.3932%
1000-1999	428,880.000	360	682,704.000	3.8370%
2000-2999	404,199.000	185	1,086,903.000	3.6162%
3000-3999	270,802.000	84	1,357,705.000	2.4228%
4000-4999	258,073.000	61	1,615,778.000	2.3089%
5000-9999	897,215.000	138	2,512,993.000	8.0270%
10000-19999	1,064,114.000	79	3,577,107.000	9.5202%
20000-29999	732,901.000	31	4,310,008.000	6.5570%
30000-39999	404,125.000	12	4,714,133.000	3.6155%
40000-49999	478,360.000	11	5,192,493.000	4.2797%
50000-74999	635,290.000	11	5,827,783.000	5.6837%
75000-99999	338,929.000	4	6,166,712.000	3.0323%
100000-249999	1,776,319.000	13	7,943,031.000	15.8920%
250000-499999	2,551,401.000	7	10,494,432.000	22.8264%
500000-999999	683,000.000	1	11,177,432.000	6.1105%
>1,000,000	0.000	0	11,177,432.000	0%
Total	**11,177,432.000**	**1,850**		

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Home Job Information Information Tools Updates & Requests Special Services Reports

JOB LISTING | JOB SUMMARY | MATERIAL ORDER QUANTITY | **SHARE RANGE ANALYSIS** |

Job Number: P88037 **Job Type:** Annual Meeting **Record Date:** 12/11/2009

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Share Range Analysis by Stock Class provides a distribution of accounts into predefined ranges based on share amount. The number of accounts and the sum of the shares held in those accounts within each range is presented in the table below.

Last Updated on : Dec 16 2009 11:52PM

Stock Class : WEGENER CORPORATION - 104

BENEFICIAL SHARE RANGE ANALYSIS

SHARE RANGE	TOTAL SHARES IN RANGE	TOTAL POSITIONS IN RANGE	CUMULATIVE	PERCENTAGE
→ 1-24	525.000	(A) 46	525.000	0.0047%
25-49	886.000	26	1,411.000	0.0079%
50-74	2,404.000	45	3,815.000	0.0215%
75-99	1,315.000	16	5,130.000	0.0118%
100-249	45,594.000	314	50,724.000	0.4079%
250-499	53,416.000	157	104,140.000	0.4779%
500-749	105,730.000	196	209,870.000	0.9459%
750-999	43,954.000	53	253,824.000	0.3932%
1000-1999	428,880.000	360	682,704.000	3.8370%
2000-2999	404,199.000	185	1,086,903.000	3.6162%
3000-3999	270,802.000	84	1,357,705.000	2.4228%
4000-4999	258,073.000	61	1,615,778.000	2.3089%
5000-9999	897,215.000	138	2,512,993.000	8.0270%
10000-19999	1,064,114.000	79	3,577,107.000	9.5202%
20000-29999	732,901.000	31	4,310,008.000	6.5570%
30000-39999	404,125.000	12	4,714,133.000	3.6155%
40000-49999	478,360.000	11	5,192,493.000	4.2797%
50000-74999	635,290.000	11	5,827,783.000	5.6837%
75000-99999	338,929.000	4	6,166,712.000	3.0323%
100000-249999	1,776,319.000	13	7,943,031.000	15.8920%
250000-499999	2,551,401.000	7	10,494,432.000	22.8264%
500000-999999	683,000.000	1	11,177,432.000	6.1105%
>1,000,000	0.000	0	11,177,432.000	0%
Total	**11,177,432.000**	**1,850**		

© 2002 - 2007 Broadridge Financial Solutions, Inc. All rights reserved | Privacy Policy | Terms and Conditions

Registered ≤20 = 76
(A) Broadr 1-24 46
122

≤20 85
46
131

1895
336
2,231

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CLIENT #	NOMINEE NAME	STOCK CLASS	NOMINEE SHARES	NOMINEE ITEMS	VIEW CONTACT INFO
171	AMERIPRISE FINANCIAL	104	53,250	12	
216	AMERIPRISE FINANCIAL	104	20,455	17	
14C	BARCLAYS GLOBAL INVESTORS	104	23,707	7	
C12	BMO NESBITT BURNS INC.	104	1,550	3	
954	BNY MELLON	104	6,255	6	
010	BROWN BROTHERS HARRIMAN & CO.	104	8,631	4	
164	CHARLES SCHWAB & CO., INC.	104	2,053,891	213	
C32	CIBC WORLD MARKETS	104	5,925	2	
982	CITADEL DERIVATIVES GROUP, L.L.C.	104	72	2	
400	CITIBANK, NA	104	352	1	
418	CITIGROUP GLOBAL MARKETS, INC.	104	132,058	47	
702	CLEARVIEW CORRESPONDENT SERVICES	104	3,500	2	
355	CREDIT SUISSE SECURITIES (USA) LLC	104	950,000	2	
573	DB SECURITIES SERVICE NJ	104	33,320	3	
C18	DUNDEE SECURITIES CORPORATION	104	24,800	2	
54R	E*TRADE SECURITIES LLC	104	569,296	175	
057	EDWARD JONES	104	49,905	30	
141	FIRST CLEARING, LLC	104	250,497	78	
871	FIRST NATIONAL BANK OF OMAHA	104	4,200	3	
309	FIRST SOUTHWEST COMPANY	104	1,014,721	201	
069	FORTIS CLEARING AMERICAS LLC	104	11,200	2	
65X	GENESIS SECURITIES, LLC	104	2,119	5	
501	GOLDMAN SACHS EXECUTION & CLEARING,	104	5,188	2	
A20	GOLDMAN SACHS INTERNATIONAL LIMITED	104	100	2	
2C4	HARRIS TRUST & SAVINGS BANK	104	84,658	1	
124	INGALLS & SNYDER	104	55,700	6	
41P	INTERACTIVE BROKERS LLC	104	3,801	4	
768	J.J.B. HILLIARD, W.L. LYONS LLC	104	3,375	6	
352	J.P. MORGAN CLEARING CORP.	104	500	1	
374	JANNEY MONTGOMERY SCOTT LLC	104	700	3	
019	JEFFERIES & COMPANY, INC.	104	279,940	2	
A25	JPMORGAN/CTC	104	29,380	4	
23N	LPL FINANCIAL	104	1,500	6	
287	MARSCO INVESTMENT CORPORATION	104	4,000	3	
161	MERRILL LYNCH	104	149,552	36	
780	MORGAN KEEGAN & CO., INC.	104	101,797	10	
050	MORGAN STANLEY & CO. INCORPORATED	104	400	1	
015	MORGAN STANLEY SMITH BARNEY	104	214,462	43	
64P	NATIONAL ADVISORS TRUST COMPANY, FSB	104	100	1	
808	NATIONAL FINANCIAL SERVICES LLC	104	1,415,527	221	
598	NORTHERN TRUST COMPANY	104	37,470	12	
571	OPPENHEIMER & CO. INC.	104	14,975	7	
234	PENSON FINANCIAL SERVICES	104	13,868	11	
C92	PENSON FINANCIAL SERVICES CANADA INC	104	3,200	2	
807	PEOPLE'S SECURITIES INC.	104	3,075	5	
443	PERSHING LLC	104	88,080	44	
701	PRIMEVEST FINANCIAL SERVICES, INC	104	18,807	15	
725	RAYMOND JAMES & ASSOCIATES, INC.	104	63,456	11	
235	RBC CAPITAL MARKETS CORPORATION	104	55,065	12	
158	RIDGE CLEARING & OUTSOURCING SOLUTIO	104	8,817	7	
547	ROBERT W. BAIRD & CO. INC.	104	2,600	3	
897	SCOTTRADE INC	104	231,624	125	
279	SOUTHWEST SECURITIES, INC.	104	483,993	5	
750	STERNE AGEE & LEACH INC	104	570	2	
793	STIFEL NICOLAUS & CO. INC.	104	53,737	29	
445	STOCKCROSS FINANCIAL SERVICES INC.	104	1,000	1	
188	TD AMERITRADE CLEARING, INC	104	1,130,597	320	
C73	TD WATERHOUSE	104	17,439	9	
931	THE BANK OF NEW YORK MELLON	104	0	3	
221	UBS FINANCIAL SERVICES INC.	104	392,454	36	
642	UBS SECURITIES LLC	104	6,526	1	
367	USAA BROKERAGE SERVICES	104	32,844	28	
96L	VANGUARD BROKERAGE SERVICES	104	110,060	23	
918	WACHOVIA NATIONAL BANK	104	2,000	1	
103	WEDBUSH MORGAN SECURITIES INC.	104	334	3	
79C	WELLS FARGO	104	1,000	1	
733	WELLS FARGO INVESTMENTS, LLC	104	9,832	10	
	Total		10,353,807		

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